Via Edgar

April 22, 2005
Christian P. Porwoll
Direct Dial 212-806-5508
Direct Fax 212-806-2508
CPorwoll@stroock.com

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

     Re:      Specialty Underwriters' Alliance, Inc.
                Registration Statement on Form S-1

Ladies and Gentlemen:

On behalf of Specialty Underwriters’ Alliance, Inc., a Delaware corporation (the “Company”), we are transmitting herewith for filing pursuant to the Securities Act of 1933, a Registration Statement on Form S-1 to register 1,558,688 shares of the Company’s common stock for resale by certain selling stockholders.

As required by Rule 457 of the Securities Act, a registration fee in the amount of $1,546.55 has been transferred pursuant to the EDGAR rules to the Commission’s Account at Mellon Bank.

Please acknowledge receipt of this transmission by notifying the person indicated in the “Notify” line in the submission header of the above-referenced filing.

Should you have any questions with respect to the filing, please call either William W. Rosenblatt of this firm at (212) 806-5940 or the undersigned at (212) 806-5508.

Very truly yours,

/s/ Christian P. Porwoll

Christian P. Porwoll